Filed by C&J Energy Services, Inc. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

Barclays CEO Energy-Power Conference

September 3, 2014

© C&J Energy Services, Inc. 2014

Disclaimer

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion (“Red Lion”), a subsidiary of Nabors Industries Ltd. (“Nabors”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Red Lion and a proxy statement of C&J Energy Services, Inc. (“C&J”). Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Nabors, Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors’s internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’s Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, Red Lion, Nabors and their respective directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

© C&J Energy Services, Inc. 2014

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Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of C&J as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of C&J to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of C&J’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Nabors and C&J caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’s and C&J’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Nabors, C&J, the proposed transaction or other matters attributable to Nabors and C&J or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor C&J undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

© C&J Energy Services, Inc. 2014

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C&J Energy Services

Diversified provider of premium, technologically-advanced completion services

Fracturing fleets provide customized stimulation services

Hydraulic Engineering teams offer extensive front-end technical evaluation

Fracturing

Demonstrated operating efficiencies and superior execution

Coiled tubing division consists of large dimension coiled tubing units and

Coiled Tubing pumpdown equipment

Ability to handle heavy-duty jobs across a wide spectrum of environments

Wireline and Wireline services segment provides cased-hole wireline, pumpdown and other

Related complementary services, including logging, perforating, pipe recovery and

Services pressure testing services

© C&J Energy Services, Inc. 2014

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Operational Model Drives

Best-In-Class Performance

Operating efficiencies capitalize on targeted opportunities

Target high volume, high efficiency customers who recognize that the value that

C&J provides through efficiency gains results in significant cost savings to them

Focused on complex, service intensive wells with 24-hour operations and multi-well pad drilling

– Demonstrated shorter time per completion

– More frac stages per well keep fleets onsite longer, allowing more pumping hours per month

© C&J Energy Services, Inc. 2014

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C&J Milestones

July 29, 2011 –

Began trading on December 2, 2013 –

the NYSE with Acquired Data

ticker symbol Control

“CJES” June 28, 2012 – Manufacturing Combined

Formed a specialty capabilities with the

chemicals group, acquisition of Mobile June 25, 2014 –

Blue Ribbon Data Technologies, Announced

Technology, Inc. LTD agreement to

merge with Nabors

completion and

1997 – C&J is production

formed in the State businesses in US

of Texas and Canada

May 30, 2014 –

June 7, 2012 – Expanded our Wireline

Commenced our Services segment with

Wireline Services April 1, 2013 – the acquisition of Tiger

April 2011 – segment with the Acquired Cased Hole Services, Inc.

Downhole Tools

Commenced our acquisition of and Directional

Equipment Casedhole

Manufacturing Solutions, Inc. Drilling Technology

segment with the with the

acquisition of Total acquisition of

E&S, Inc. Tellus Oilfield, Inc.

© C&J Energy Services, Inc. 2014

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Overview of Nabors Transaction

© C&J Energy Services, Inc. 2014

The Combined Company

Completion Services

Hydraulic Fracturing

Coiled Tubing

Wireline

Cementing

Vertically Integrated

& Other Services

Equipment Manufacturing

Specialty Chemicals

Downhole Tools & Directional Drilling

Data Control Systems

Research & Technology

Production Services

Fluids Management

Workover & Well Servicing

Special Services

© C&J Energy Services, Inc. 2014

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A Powerful Combination of

Complementary Businesses

The combination of C&J Energy and Nabors Completion & Production Services Businesses creates the 5th largest completion and production services provider, positioned to capitalize on opportunities through its greater scale, enhanced offerings and significant operating efficiencies

– ~1.1 million HHP of pressure pumping capacity across the US

– Over 650 workover rigs in the US and Canada

– ~1,500 fluid management trucks

– Over 10,000 employees

© C&J Energy Services, Inc. 2014

Compelling Financial Benefits for Shareholders of Both Companies

Transaction expected to be accretive to C&J Energy’s cash earnings for the first full year of combined operations

Annual run-rate synergies of more than $100 million are expected to be fully realized by 2017

Combined company retains strong balance sheet and preserves leverage capacity for further expansion

Transaction enhances financial flexibility as the combined company becomes a more global enterprise

© C&J Energy Services, Inc. 2014

Strategic Rationale

Creates Leading Diversified Services Provider	• Creates a leading diversified completion and production service provider – Fifth largest completion services provider with ~1.1 million HHP, over 30 coiled tubing units and over 100 wireline trucks – Largest fluid services fleet with ~1,500 fluid trucks – Over 650 workover rigs
Combines Complementary Completion Businesses	• Creates immediate opportunity to capitalize on attractive market dynamics and improved activity levels in completions – Provides access to attractive new regions, including the Rockies and Marcellus – Provides additional assets within existing C&J Energy Services markets such as Eagle Ford and Permian – Adds cementing, which is complementary to C&J Energy Services' existing completion services
Diversifies Operations with New Service Lines	• Expands service line into fluid management and workover services, an estimated $6 billion per year business – Unconventional plays requires greater production services – Growing population of mature wells
Increases Scale to Drive Ongoing Growth Initiatives	• Broadens geographic reach across all major US basins, adding complementary positions that have limited overlap with current operating areas • Accelerates international expansion • Accelerates current growth initiatives through Nabors' established platform
Potential Cost Savings	• Consolidates manufacturing of fluid ends and componentry • Reduces duplicative field and operational resources • Improves cost structure through leveraging existing C&J Energy Services supply chain • Replaces planned growth capex with immediate capacity
Revenue Enhancements	• Anticipated improvement in utilization of combined fleet • Improves customer base due to increased size with very limited customer overlap

Source: C&J Energy Services and Nabors managements.

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Acceleration of Long-Term Growth Strategy

Greater ability to capitalize on attractive market dynamics and improved activity levels in completions

Diversifies product and service offerings to serve customers better

Strengthens presence in all major domestic basins

Improved scale further harnesses vertical integration and technological advancement

Enhances ability to capitalize on international growth opportunities

Opportunity to leverage complementary strengths of each company

© C&J Energy Services, Inc. 2014

A Combination of Two Premium

Oilfield Service Providers

Premium, best-in-class completion services provider

Superior track record and execution across most of the major plays, including the Eagle Ford and Permian basins

Vertically integrated with in-house manufacturing capabilities

Rapidly expanding capacity and geographic reach in response to robust customer demand

Diversified provider of completion and production services Broad footprint and significant presence in all basins across the US and Western Canada Over 800,000 HHP pressure pumping capacity Over 650 workover rigs Largest fluids management fleet in the US, with ~1,500 trucks

© C&J Energy Services, Inc. 2014

Combination Broadens Reach to Most of the Major US Basins and Canada

Nabors Completion & Production Facilities Nabors Completion & Production SWDs C&J Facilities

© C&J Energy Services, Inc. 2014

Transaction Overview

C&J Energy to combine with Nabors Completion & Production Services businesses in US and Canada in stock-for-stock transaction (creating New C&J)

C&J Energy stockholders to receive one share of New C&J common stock for

Transaction each share of C&J Energy common stock

Overview Total consideration of ~$2.86 billion (as of June 25, 2014), including the value of shares held by Nabors and ~$940 million cash payment

New C&J will retain C&J Energy Services name and will be headquartered in

Bermuda with corporate offices remaining in Houston

Pro Forma Nabors: ~53%

Ownership C&J Energy stockholders: ~47%

C&J Energy executive team to lead the Company

Board of Directors Josh Comstock to continue as Chairman of the Board and CEO and Management Randy McMullen to continue as President and CFO

New C&J Energy Board will consist of seven members

C&J Energy shareholder vote

Closing Conditions Customary closing conditions, including regulatory approvals and Timing

Closing expected by year-end

© C&J Energy Services, Inc. 2014 15

Transaction Structure

C&J

Nabors

Shareholders

~53%

Ownership

~$940 Million Cash

~47%

Ownership

C&J +

Nabors Completion Lenders

3rd Party Debt

& Production ~$1.3 Billion

Merger

© C&J Energy Services, Inc. 2014

Financial Profile Comparison

LTM as of 6/30/14 Completion &

($mm) Production Services

Revenue $1,212 $2,110

Adjusted EBITDA $175(1) $327(2)

% Adjusted EBITDA Margin 14.4% 15.4%

Capex $222 $310

Total Assets(3) $1,383 $2,395

Source: Public filings, Nabors Q2 2014 Earnings Conference Call Presentation

(1) See page 25 for C&J’s definition of Adjusted EBITDA, a non-GAAP financial measure, and required reconciliation to GAAP financial measures. Adjusted EBITDA Includes $29 million of costs from strategic initiatives.

(2) Nabors Completion & Production Services EBITDA per Q2 2014 Earnings Conference Call Presentation dated as of 7/23/2014 posted on Nabors website at http://investor.nabors.com/phoenix.zhtml?c=70888&p=irol-IRHome.

(3)	Nabors Completion & Production assets as of 12/31/2013.

© C&J Energy Services, Inc. 2014

Pro Forma C&J Energy Outlook

2015E Revenue – $4.1—$4.5 billion

2015E Adjusted EBITDA(1) margin of ~19%

Long term Adjusted EBITDA(1) margin of 20%+ with full run rate synergies

Anticipating reduction in capex during initial phases of integration

Adjusted EBITDA is defined as earnings before net interest, income taxes, depreciation and amortization, net gain or loss on disposal of assets, transaction costs and certain non-routine items. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income (loss) or cash flow data prepared in accordance with U.S. GAAP.

© C&J Energy Services, Inc. 2014

Capital Structure and Liquidity

Estimated Total Debt at Closing ~$1.3 billion

Estimated Debt/TTM Adjusted EBITDA(1) at Closing ~2.3x

Generation of free cash flow will allow C&J Energy to de-lever its balance sheet following closing of the transaction based on projections for:

– Cost synergies

– Utilization improvement

– Capex reductions

Significant Liquidity including Revolver Availability of $600 Million

Adjusted EBITDA is defined as earnings before net interest, income taxes, depreciation and amortization, net gain or loss on disposal of assets, transaction costs and certain non-routine items. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income (loss) or cash flow data prepared in accordance with U.S. GAAP.

© C&J Energy Services, Inc. 2014

Experienced and Proven Leadership

Josh Comstock,

Chairman and Chief Executive Officer, C&J Energy Services

Randy McMullen,

President and Chief Financial Officer, C&J Energy Services

Don Gawick,

Chief Operating Officer, C&J Energy Services

Larry Heidt,

President, Production Services

Ronnie Witherspoon,

Executive Vice President, Nabors Completion Services

Steve Johnson,

Executive Vice President, Nabors Production Services

© C&J Energy Services, Inc. 2014

Appendix

C&J Energy Services, Inc. 2014

C&J Financials – 5 Year Income Statement

Year Ended December 31,

($ in thousands, except per share amounts) 2010 2011 2012 2013 YTD 6/30/14

Statement of Operations Data (Unaudited)

Revenue $244,157 $758,454 $1,111,501 $1,070,322 $684,458

Cost of sales 145,093 425,014 686,811 738,947 498,583

Gross profit 99,064 333,440 424,690 331,375 185,875

Selling, general and admin. expenses 16,491 48,360 94,556 136,910 91,306

Research and Development 5,020 6,358

Depreciation and amortization 10,711 22,919 46,912 74,703 47,244

Loss (gain) on disposal of assets 1,571 (25) 692 527 (1)

Operating income 70,291 262,186 282,530 114,215 40,968

Other income (expense):

Interest expense, net (17,341) (4,221) (4,996) (6,550) (3,944)

Loss on early extinguishment of debt – (7,605) – – –

Other income (expense) (309) (40) (105) 53 378

Total other expense (17,650) (11,866) (5,101) (6,497) (3,566)

Income (loss) before income tax 52,641 250,320 277,429 107,718 37,402

Provision (benefit) for income tax 20,369 88,341 95,079 41,313 14,706

Net income (loss) $32,272 $161,979 $182,350 $66,405 $22,696

Basic net income (loss) per share $0.70 $3.28 $3.51 $1.25 $0.42

Diluted net income (loss) per share $0.67 $3.19 $3.37 $1.20 $0.40

© C&J Energy Services, Inc. 2014

C&J Financials – 5 Year Cash Flow Statement

Year Ended December 31,

($ in thousands) 2010 2011 2012 2013 YTD 6/30/14

Cash Flow Data (Unaudited)

Capital expenditures $44,473 $140,723 $182,179 $157,987 $138,816

Cash flow provided by (used in)

Operating activities 44,723 171,702 254,683 187,278 71,723

Investing activities (43,818) (165,545) (458,146) (171,472) (174,505)

Financing activities $734 $37,806 $171,125 ($15,834) $107,683

© C&J Energy Services, Inc. 2014

C&J Financials – 5 Year Balance Sheet

Year Ended December 31,

($ in thousands) 2010 2011 2012 2013 6/30/2014

(Unaudited)

Cash and Cash Equivalents $2,817 $46,780 $14,442 $14,414 $19,315

Accounts Receivable, Net 44,354 122,169 166,517 152,696 228,166

Inventories, Net 8,182 45,440 60,659 70,946 75,951

Property Plant and Equipment, Net 88,395 213,697 433,727 535,574 662,513

Total Assets $226,088 $537,849 $1,012,757 $1,132,300 $1,383,982

Accounts Payable 13,084 57,564 69,617 88,576 151,057

Long-term Debt and Capital Lease Obligations 44,817 – 173,705 164,205 297,589

Total Stockholders’ Equity $109,446 $395,055 $599,891 $696,151 $727,741

© C&J Energy Services, Inc. 2014

C&J Financials – EBITDA and Adjusted EBITDA[(1)] Reconciliation

($ in thousands)	Year Ended December 31, 2010	2011	2012	2013	YTD 6/30/14 (Unaudited)	LTM 6/30/14 (Unaudited)
Net income (loss)	$32,272	$161,979	$182,350	$66,405	$22,696	$43,110
Interest expense, net	17,341	4,221	4,996	6,550	3,944	$7,161
Provision (benefit) for income tax	20,369	88,341	95,079	41,313	14,706	$29,950
Depreciation and amortization	10,711	22,919	46,912	74,703	47,244	$87,465
EBITDA[(1)]	**$80,693**	**$277,460**	**$329,337**	**$188,971**	**$88,590**	**$167,686**
Adjustments to EBITDA						
Loss on early extinguishment of debt	–	7,605	–	–	–	–
Loss (gain) on disposal of assets	1,571	(25)	692	527	(1)	204
Legal Settlement	–	–	5,850	–	–	–
Inventory write-down	–	–	–	870	–	–
Transaction costs	–	348	833	306	7,414	7,544
Adjusted EBITDA[(1)]	**$82,264**	**$285,388**	**$336,712**	**$190,674**	**$96,003**	**$175,434**

(1) EBITDA is defined as earnings before net interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before net interest, Income taxes, depreciation and amortization, net gain or loss on disposal of assets, transaction costs and certain non-routine items. EBITDA and Adjusted EBITDA are non-GAAP financial measures, and when analyzing C&J's operating performance, investors should use EBITDA and Adjusted EBITDA in addition to, and not as an alternative for, operating income and net income (loss) (each as determined in accordance with U.S. GAAP). C&J Management uses EBITDA and Adjusted EBITDA as supplemental financial measures because we believe they are useful indicators of our performance.

© C&J Energy Services, Inc. 2014

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